Delisting Determination,The Nasdaq Stock Market, LLC,
August 20, 2009, Peoples Community Bancorp, Inc.
The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Peoples Community Bancorp, Inc.
(the Company), effective at the opening of the trading session on August 31, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules
5100, 5110(b) and IM-5100-1. The Company was notified of the Staffs determination on August 5, 2009.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on August 14, 2009.